IGTA MERGER SUB LIMITED

875 Washington Street

New York, NY 10014

Via Edgar

February 7, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	IGTA Merger Sub Ltd (the “Company” or “PubCo”)
Draft Registration Statement on Form S-4
Submitted November 20, 2023
CIK No. 0001997698

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated December 18, 2023 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-4. Contemporaneously, we are publicly filing the Registration Statement on Form S-4 via Edgar (the “Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form S-4

Cover page

1.	Please revise the cover page and prospectus summary to disclose the voting power percentage of your founders and that you expect to be a “controlled company” post-business combination. Also, provide a cross-reference to your risk factor disclosure and the longer discussion of the exemptions available to you as a “controlled company.” Additionally, if your founders, who hold controlling voting shares, intend to act as a group for purposes of determining corporate actions including but not limited to appointment of board members, please state so directly.

Response: We respectfully advise the Staff that the founders do not intend to act as a group and we do not expect the PubCo to be a “controlled company” post-business combination. Accordingly, we have deleted disclosures relating to “controlled company” in the Registration Statement.

Questions and Answers About the Business Combination and the Special Meeting

What vote is required to approve the Proposals?, page x

2.	You state that the Initial Stockholders (Sponsor and all of Inception Growth’s officers and directors) have agreed to vote any IGTA shares in favor of the proposals. Please clarify whether the Initial Stockholders include all parties that entered into the Sponsor Support Agreement and the Shareholder Support Agreement.

Response: The disclosures on pages x, 8, 46, 49 and 65 of the Registration Statement have been revised in accordance with the Staff’s comment.

Q: Will I experience dilution as a result of the Business Combination, page xii

3.	Please explain the following as it relates to the information provided in this Q&A:

● Tell us how you determined the number of shares for Inception Growth Public Stockholders and Inception Growth Initial Stockholders in both tables. In this regard, we note that initial stockholders purchased 2,587,500 shares in a private placement prior to the initial public offering. To the extent the difference relates to Non-Redemption shares transferred to third party shareholders, revise to include a footnote clarifying as such.

Response: The number of Public Shares included 2,950,891 Public Shares subject to possible redemption, 1,035,000 IGTA Shares issuable upon conversion of the Public Rights and 1,271,510 IGTA Shares transferred by the Sponsor per non-redemption agreements.

The number of IGTA Shares held by Inception Growth Initial Stockholders   is comprised of 1,195,990 shares held by the Sponsor and 107,500 shares held by Inception Growth’s current directors.

● Revise to ensure the footnotes to the table agree to the line items in the table. In this regard, you refer to note (6) in the table but do not include a footnote (6). It is also unclear if footnotes (4) and (5) relate to the designated line items.

Response: The disclosures on page xiii of the Registration Statement have been revised in accordance with the Staff’s comment.

● You refer to the issuance of 3,985,891 PubCo Ordinary Shares to the Inception Growth stockholders in connection with the Redomestication. Tell us what this amount represents and clarify whether certain Inception Growth Shareholders will not receive PubCo shares in the Redomestication. In this regard, it appears that excluding the Public Rights, Inception Growth had 5,581,391 shares of common stock outstanding at September 30, 2023.

Response: The issuance of PubCo Ordinary Shares to the Inception Growth stockholders in connection with the Redomestication has been revised to 5,257,401. The number of shares included 2,950,891 Public Shares subject to possible redemption, 1,035,000 IGTA Shares issuable upon conversion of the Public Rights and 1,271,510 IGTA Shares transferred by the Sponsor per non-redemption agreements. All the Inception Growth Stockholders will receive PubCo shares in the Redomestication.

The disclosures on page xiii of the Registration Statement have been revised in accordance with the Staff’s comment.

● Please provide your calculations to support your reference to Inception Growth’s public stockholders who hold shares issued in the IPO own 76.50% of Inception Growth’s issued and outstanding shares.

Response: Inception Growth’s public stockholders who hold Public Shares issued in the IPO own 75.56% of Inception Growth’s issued and outstanding shares. The 2,950,891 Public Shares subject to possible redemption and 1,271,510 shares transferred by the Sponsor per non-redemption agreements were used as the calculation basis. Public stockholders hold 4,222,401 shares divided by total 5,583,391 outstanding shares issued.

The disclosure on page xii of the Registration Statement has been revised in accordance with the Staff’s comment.

Risk Factors, page 19

4.	With a view toward disclosure, please tell us whether your sponsor is, controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The disclosures on page 42 of the Registration Statement have been revised in accordance with the Staff’s comment.

5.	Please include a risk factor discussing the current state of artificial intelligence regulation in your markets, the potential for new laws or rules to materially impact the company and whether these risks were included in your discussions and analysis of AgileAlgo’s projections and valuation.

Response: The disclosures on page 40 of the Registration Statement have been revised in accordance with the Staff’s comment.

6.	We note that you extended the date by which you must complete a business combination to a date more than 24 months after your initial public offering. Please provide disclosure discussing the risk that you may be subject to the Investment Company Act of 1940. Additionally, disclose whether you intend to move the funds in the Trust Account to cash.

Response: The disclosures on page 43 of the Registration Statement have been revised in accordance with the Staff’s comment.

AgileAlgo’s products in trial and solutions, as well as applications, features, and functionality...,

7.	You state that AgileAlgo is required to compensate or reimburse third parties in connection with certain sales of its products in trial and solutions as part of its partner relationships. Discuss the terms of the compensation or reimbursement and disclose the amounts for all periods, if material.

Response: The disclosures on page 23 of the Registration Statement have been revised in accordance with the Staff’s comment.

Activities taken by Inception Growth’s affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of..., page 51

8.	We note that the Sponsor, directors, officers, advisors, or any of their respective affiliates may purchase public shares in privately negotiated transactions or in the open market either prior to or following the completion of the business combination, and that such a purchase could include a contractual acknowledgment that such stockholder agrees not to exercise its redemption rights and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. Please provide your analysis on how any such purchases would comply with Rule 14e-5.

Response: The disclosures on pages 53 to 54 of the Registration Statement have been revised in accordance with the Staff’s comment.

Proposal No. 2: The Share Exchange Proposal

Valuation Report, page 80

9.	You disclose that Moore performed a valuation of AgileAlgo that was presented to the board in their consideration to approve the business combination. Please disclose a detailed summary of the valuation report as well as the rationale supporting its conclusion of the $158 million valuation. For example, identify the “comparable publicly listed companies” that were used in the report and how they compared in terms of the stage of development. Disclose the estimated forward revenue of AgileAlgo that was provided by AgileAlgo management. In addition, disclose the details of the research study by FactSet Mergerstat, LLC and the Business Valuation Resources LLC. Clarify whether these studies were commissioned by the company.

Response: The disclosures on pages 83 to 84 of the Registration Statement have been revised in accordance with the Staff’s comment.

Business of AgileAlgo, page 95

10.	We note your disclosure that you are in the development stage of your Virtual Developer Suite, ADA product. Please disclose when product development began, the material hurdles that remain, and an estimated timeline for completion of the application and subsequent listing on your platform.

Response: The disclosures on pages 104 to 105 of the Registration Statement have been revised in accordance with the Staff’s comment.

11.	You state that examples of companies requiring custom codes include Royal Dutch Shell Company, ExxonMobil, and BP. You also identify other companies such as Accenture and IBM. Please discuss whether you currently have relationships with these companies and, if not, why you believe that a discussion of these specific companies is appropriate in this registration statement.

Response: The disclosures on page 104 of the Registration Statement have been revised in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

AgileAlgo

Overview, page 112

12.	Please revise to further discuss management’s plans to scale your operations. Address any milestones you intend to reach, the steps you will take to achieve each milestones, and the anticipated timing. Also, revise your liquidity discussion to address and quantify any material cash requirements needed to reach such milestones. Refer to Item 303(b) of Regulation S-K.

Response: The disclosures on pages 116 to 117 of the Registration Statement have been revised in accordance with the Staff’s comment.

Components of Results of Operations, page 113

13.	You state that you increased your investment in research and development to ensure your platform’s ability to scale and accommodate, in part, the growing number of “Customer implementation scenarios.” Please define “customer implementation scenarios” and discuss how this has changed over the period reported.

Response: The disclosures on page 118 of the Registration Statement have been revised in accordance with the Staff’s comment.

Revenues, page 114

14.	You refer here to revenues of $18,218, which is comprised of $1,946 from platform subscriptions and $16,272 from professional services; however, according to AgileAlgo’s condensed statements of operations, revenue for the nine months ended June 30, 2023 was $13,468. Please explain this apparent inconsistency or revise.

Response: The disclosures on page 118 of the Registration Statement have been revised in accordance with the Staff’s comment.

Key Business Metrics and Selected Financial Data, page 116

15.	We note that the majority of the companies subscribed to your platform as of September 30, 2023 are Trial users who have one month of free usage extendable upon request and agreement. Please revise to clarify how often you extend the free trial period and specifically address how long each of the current Trial subscriptions have been using your platform. Also, tell us your consideration to include a discussion regarding the conversion rate of Trial companies to paid users. Lastly, revise to disclose the subscription terms for your current Enterprise and Standard Tier users.

Response: The disclosures on pages 122 to 123 of the Registration Statement have been revised in accordance with the Staff’s comment.

Platform Statistics, page 117

16.	You state that you calculate usage based on number of projects, user stories and the number of Application Program Interface (API) calls created and used by number of users. Please clarify whether the data presented on pages 117 and 118 includes free Trial Tier subscriptions. If so, revise to provide the platform statistics for paid subscriptions only.

Response: The disclosures on pages 124 to 126 of the Registration Statement have been revised in accordance with the Staff’s comment. The name of each user has been omitted due to the sensitive commercial nature of such information.

Liquidity and Capital Resources, page 121

17.	You disclose that there is substantial doubt about AgileAlgo’s ability to continue as a going concern if the business combination is not consummated. Please disclose the minimum funding required for AgileAlgo to remain in business for at least the next 12 months, as well as the minimum number of months that AgileAlgo will need to conduct planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Response: The disclosures on page 130 of the Registration Statement have been revised in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Financial Information

Description of the Business Combination

The Earnout, page 134

18.	You state that AgileAlgo accounts for the Earnout Consideration based on applicable authoritative guidance in IFRS 2. Please revise to disclose your accounting for Earnout Shares in accordance with U.S. GAAP and provide us your analysis to support your conclusion that such shares qualify for equity classification. Refer to ASC 480 and 815-40.

Response: We respectfully advise the Staff that the Company has evaluated the following three types of freestanding financial instruments that require liability classification under ASC 480 as follows:

●	Mandatorily redeemable financial instruments

●	Obligation to repurchase equity shares:

●	Variable share-settled obligation

Earnout shares are not in the form of outstanding shares subject to redemption for cash or other assets upon the business combination, do not embody an obligation to repurchase equity shares by transferring assets and were not issuable based on a fixed monetary amount known at inception. Therefore, the Company has concluded that the Earnout Shares do not represent a liability under ASC 480.

Earnout Shares are considered indexed to the Company’s stock under ASC 815-40 and PubCo requires only physical settlement under the earnout conditions were satisfied. It is concluded that the Earnout Shares are satisfied within the scope of ASC 815. Therefore, the Earnout Share arrangement is appropriately classified in equity.

The disclosures on page 142 of the Registration Statement have been revised in accordance with the Staff’s comment.

Basis of Pro Forma Presentation, page 135

19.	You state that the pro forma financial statements give effect to events that are “related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the post-combination company.” However, elsewhere you state that you prepared the pro forma financial statements in accordance with Article 11 of Regulation S-X as amended by SEC Release 33-10786. Please correct this inconsistency and ensure you disclosures and pro forma financial statements comply with the updated guidance in Article 11 of Regulation S-X.

Response: The disclosures on page 143 of the Registration Statement have been revised in accordance with the Staff’s comment.

20.	You state that redemption Scenario 3 represents the maximum redemption amount to leave a minimum of $5,000,001 of net tangible assets, which does not appear to be the case based on the pro forma balance sheet. Please clarify how you determined the net tangible asset condition will be satisfied under the Maximum Redemption scenario as currently presented or revise as necessary. To the extent Proposal No. 6 to amend the NTA requirement impacts the current net tangible asset requirement, please explain and revise as necessary to clarify throughout.

Response: The disclosures on page 144 of the Registration Statement have been revised in accordance with the Staff’s comment.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance

Sheet, page 142

21.	Your note to adjustment (4) refers to $1.5 million deferred offering costs while the actual adjustment is $1.35 million. Please explain the difference or revise. In addition, describe in further details what the offering costs are related to and how the related liability is expected to be settled.

Response: The disclosures on page 150 of the Registration Statement have been revised in accordance with the Staff’s comment.

22.	Pro forma adjustment (9) reflects the issuance of the IGTA Note Payable of $300,000. Please clarify whether this adjustment is related to the $200,000 promissory note issued by Inception Growth to the Sponsor on November 17, 2023. If so, explain the difference in amounts or revise. In addition, revise your Summary of the Proxy Statement/Prospectus section to include a prominent discussion of such notes.

Response: The disclosures on pages 9 and 151 of the Registration Statement have been revised in accordance with the Staff’s comment.

U.S. Federal Income Tax Considerations

Material U.S. Federal Income Tax Considerations, page 172

23.	We note that you intend for the Redomestication Merger to qualify as a reorganization, and, if so, U.S. Holders would generally not recognize any gain or loss as a result of each transaction. Please attribute this representation of tax consequences to counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise why the tax consequences are not material to an investor.

Response: The disclosures on page 177 of the Registration Statement have been revised in accordance with the Staff’s comment. We are filing a tax opinion as exhibit 8.1 to the Registration Statement.

Condensed Consolidated Financial Statements of Inception Growth Acquisition Limited

Note 5. Related Party Transactions

Non-redemption Agreements, page F-19

24.	We note that you accounted for the excess fair value of Founder Shares related to the Non-redemption Agreements as an offering cost, which you recognize as a capital contribution by the Sponsor to induce the Non-redeeming Stockholders not to redeem certain shares. Please explain further what offering these costs relate to and how you determined that SAB Topic 5.A is the applicable guidance to account for such costs. Tell us what other guidance you considered and dismissed.

Response: The excess of the fair value of such Founder Shares was determined to be a cost associated with completing a Business Combination and a capital contribution from a related entity under SAB Topic 5T.

Audited Financial Statements of Inception Growth Acquisition Limited

Note 6. Stockholder’s Equity

Warrants, page F-40

25.	You state here that Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. However, if the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by and exercisable by such holders on the same basis as the Public Warrants. Given the terms of the Private Warrants change based on the identity of the holder, tell us how you concluded they meet the criteria for equity classification pursuant to ASC 815-40.

Response: We respectfully advise the Staff that under the warrant agreement dated December 8, 2021, the Private Warrants will become exercisable on the later of (a) the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering and the Private Warrants will expire earlier upon liquidation if the Company is unable to complete a Business Combination within the Combination Period. Therefore, the Private Warrants considered as indexed to the Company’s stock under ASC 815-40. In addition, no Private Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Private Warrants and a current prospectus relating to such ordinary shares. The Company has the discretion to file the registration statement covering the underlying shares or not, which is within the Company’s control. No Private Warrants were transferred out during the year ended December 31, 2023. It is considered that the conditions of ASC 815-40 were met and the Private Warrants shall be classified as equity.

Audited Financial Statements of AgileAlgo Pte. Ltd

Report of Independent Registered Public Accounting Firm, page F-57

26.	Please revise to include a properly dated auditor’s report. Refer to Rule 2-02(a) of Regulation S-X.

Response: We respectfully advise the Staff that a properly dated auditor’s report has been included as part of the registration Statement.

Please direct any questions or comments regarding this correspondence to our outside counsel, Ted Paraskevas of Loeb & Loeb LLP at tparaskevas@loeb.com or +1 212 407 4971 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Cheuk Hang Chow
IGTA Merger Sub Ltd
Director